NOTICE OF CHANGE OF CONTROL

and

OFFER TO PURCHASE

all outstanding

5.75% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES OF PEMBINA PIPELINE CORPORATION
DUE DECEMBER 31, 2017 AND
DECEMBER 31, 2018

April 24, 2012

CHANGE OF CONTROL NOTICE

5.75% Convertible Unsecured Subordinated Debentures due December 31, 2017

5.75% Convertible Unsecured Subordinated Debentures due December 31, 2018

NOTICE IS HEREBY GIVEN pursuant to Section 2.4(j) of the trust indenture among Provident Energy Trust (the “Trust”), Provident Energy Ltd. (“Provident”) and Computershare Trust Company of Canada, as trustee (the “Debenture Trustee”) dated as of March 1, 2005, Section 2.1(m) of the second supplemental trust indenture among the Trust, Provident and the Debenture Trustee dated as of November 9, 2010, and Section 2.1(m) of the fourth supplemental trust indenture between Provident and the Debenture Trustee dated May 10, 2011 as further supplemented on November 15, 2005, January 1, 2011 and April 2, 2012 (collectively, the “Debenture Indenture”) providing for the issuance of, and governing the 5.75% convertible unsecured subordinated debentures due December 31, 2017 (the “Third Debentures”) and the 5.75% convertible unsecured subordinated debentures due December 31, 2018 (the “Fourth Debentures”, and together with the Third Debentures, the “Debentures”) issued by Provident and assumed by Pembina Pipeline Corporation (“Pembina”), of the occurrence of a Change of Control.

Description of Change of Control

Pembina Pipeline Corporation (“Pembina”) and Provident entered into an arrangement agreement dated January 15, 2012 providing for the acquisition by Pembina of all of the issued and outstanding common shares of Provident (the “Provident Shares”) by way of a plan of arrangement pursuant to section 193 of the Business Corporations Act (Alberta) (the “Arrangement”). Pursuant to the Arrangement, holders of Provident Shares received 0.425 of a common share of Pembina (“Pembina Shares”) for each Provident Share held (the “Provident Exchange Ratio”). In accordance with the terms of the Arrangement, Pembina assumed all of Provident’s obligations under the Debenture Indenture, including all of Provident’s rights and obligations with respect to the Debentures. Accordingly, the Debentures remain outstanding following completion of the Arrangement and the conversion price of each class of Debentures has been adjusted pursuant to the terms of the Debenture Indenture based on the Provident Exchange Ratio. The Arrangement was completed on April 2, 2012 and constituted a Change of Control under the Debenture Indenture, triggering certain legal obligations pursuant to the Debenture Indenture.

Requirements of Debenture Indenture

As a result of the Change of Control, and pursuant to the Debenture Indenture, Pembina is required within 30 days of such Change of Control to deliver to the Debenture Trustee, and the Debenture Trustee is required to promptly deliver to each holder of the Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (the “Change of Control Notice”) together with an offer in writing to purchase all of the outstanding Debentures (the “Offer”) made in accordance with the requirements of Applicable Securities Legislation (as defined herein) at a price equal to 100% of the principal amount thereof (the “Offer Price”), plus accrued and unpaid interest on such Debentures up to but excluding the date of acquisition by Pembina (collectively, the “Total Offer Price”), which Offer shall, unless otherwise required under Applicable Securities Legislation be open for acceptance for not less than 35 days and not more than 60 days. The Offer expires at 5:00 p.m. (Calgary time) on May 31, 2012.

Additional Information on Offer

The accompanying written offer of Pembina dated April 24, 2012 made in connection with the Change of Control (the “Offer to Purchase”) and accompanying circular (the “Circular”) are being delivered to Debentureholders pursuant to the requirements of the Debenture Indenture and Applicable Securities Legislation and contain additional details on the terms and conditions of the Offer and the specific requirements of the Debenture Indenture. This Offer does not apply to the 5.75% convertible unsecured subordinated debentures of Pembina maturing November 30, 2020 (the “Pre-Arrangement Debentures”).

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Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. Copies of the Offer to Purchase, Circular and Debenture Indenture may be obtained upon request at no charge from Pembina at 3800, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1 Attention: Ashley Nuell, Advisor, Investor Relations, (403) 231-3112. Copies are also available on SEDAR at www.sedar.com under the profile of Pembina and Provident, as applicable.

The Board of Directors of Pembina has not made any recommendation with respect to whether Debentureholders should tender their Debentures under the Offer. Each Debentureholder must decide whether to tender their Debentures under the Offer. Debentureholders are urged to evaluate carefully all information in the accompanying Offer to Purchase and Circular, to consult their own investment, legal, tax and other professional advisors and to make their own decisions whether to tender their Debentures.

DATED at Calgary, Alberta as of April 24, 2012.

PEMBINA PIPELINE CORPORATION

(Signed) “R.B. Michaleski”

Chief Executive Officer

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SUMMARY

This summary is qualified in its entirety by reference to the full text and more specific details in the Offer to Purchase and the Circular. Debentureholders are urged to read such documents in their entirety. All dollar references in the Circular are in Canadian dollars, unless otherwise stated. Certain capitalized terms used in this summary are defined in the Definitions that follow this summary. All information contained herein is as at April 16, 2012 unless otherwise stated.

Information Concerning the Offer

The Offer	Pembina offers to purchase any and all of the outstanding Debentures properly and validly tendered by Debentureholders, upon the terms and conditions described in the accompanying Offer to Purchase and the Circular. The Offer does not apply to the Pre-Arrangement Debentures.

Principal amount of Debentures subject to Offer	As of the date hereof, there are approximately $172.5 million aggregate principal amount of Third Debentures outstanding and approximately $172.5 million aggregate principal amount of Fourth Debentures outstanding, and the Offer is being made for the entire outstanding aggregate principal amount of Third Debentures and Fourth Debentures.

Offer Expiration Time and Date	The Offer expires at 5:00 p.m. (the “Offer Expiration Time”) (Calgary time) on May 31, 2012 (the “Offer Expiration Date”). A Debentureholder intending to accept the Offer must tender their Debentures to be purchased by Pembina no later than the Offer Expiration Time.

Offer Price	In accordance with the Debenture Indenture, Pembina will purchase all tendered Debentures at the prescribed purchase price in cash equal to 100% of the principal amount (the “Offer Price”), plus any accrued and unpaid interest up to, but excluding, the date of acquisition of such Debentures by Pembina (the “Total Offer Price”).

Payment for Debentures	In accordance with the Debenture Indenture, Pembina will purchase all Debentures validly tendered under the Offer as of the Offer Expiration Date. Pembina will, on or before 11:00 a.m. (Calgary time) on the Business Day immediately following the Offer Expiration Date, deposit with the Debenture Trustee the sum of money required to satisfy the Total Offer Price in respect of the Third Debentures and the Fourth Debentures deposited in acceptance of the Offer. From this amount deposited by Pembina, the Debenture Trustee will pay or cause to be paid to the Debentureholders the Total Offer Price to which they are entitled.

Payment of Interest

Holders of Debentures who deposit their Debentures pursuant to the Offer, will receive as part of the Offer Price, a payment from Pembina on account of accrued and unpaid interest on the Debentures, if any, up to but excluding the date of acquisition of such Debentures by Pembina.

Interest on Debentures tendered for purchase by Pembina under the Offer will cease to accrue from and after the Offer Expiration Date provided Pembina has deposited the money necessary to satisfy the Total Offer Price in respect of the Debentures with the Debenture Trustee as described above.

90% Redemption Right	If 90% or more in aggregate principal amount of the Third Debentures and/or the Fourth Debentures outstanding on the date of the Offer have been tendered pursuant to the Offer at the Offer Expiration Time, Pembina has the right and obligation upon written notice provided to the Debenture Trustee within 10 days following the Offer Expiration Date, to redeem all of the Third Debentures and/or the Fourth Debentures, as applicable, remaining outstanding at the Offer Expiration Time, at the Total Offer Price (the “90% Redemption Right”).

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Procedure for Tendering Debentures

As the Debentures are issued in “book-entry only” form, pursuant to a single Global Debenture for each of the Third Debentures and the Fourth Debentures registered in the name of CDS & Co. (“CDS”), any and all transfers of the Debentures will be made only through the depository service of CDS or through a participant in the depository service of CDS. To tender Debentures held through the book-entry system maintained by CDS under the Offer, participants in CDS must contact CDS with respect to the tender of their Debentures under the Offer. CDS will issue instructions to participants as to the method of tendering such Debentures under the Offer and information on who to contact with respect to tendering such Debentures.

Any Debentureholder wishing to accept the Offer with respect to all or any portion of their Debentures must comply with the procedures set forth in Section 9 of the Offer to Purchase, “Procedure for Tendering Debentures”.

Brokerage Commissions	No fee or commission will be payable to Pembina or the Debenture Trustee by any Debentureholder that tenders their Debentures to the Offer. However Debentureholders are cautioned to consult their own brokers or other intermediaries to determine whether any fees or commissions are payable to their own brokers or other intermediaries in connection with the tender of their Debentures pursuant to the Offer.

Withdrawal Rights	Debentures that are tendered to the Offer may be withdrawn at any time until the Offer Expiration Time, and may also be withdrawn in the additional circumstances described in Section 14 of the Offer to Purchase entitled “Withdrawal Rights”.

Not Accepting the Offer	Subject to the 90% Redemption Right, the Debentures of Debentureholders who do not accept the Offer will remain outstanding and will continue to accrue interest on their existing terms until their respective Maturity Dates, or until earlier redeemed in accordance with their terms. All other rights and obligations of Pembina and Debentureholders pursuant to the Debenture Indenture (including rights of conversion and redemption) will continue to remain in effect and unchanged, as described in Section 15 of the Offer to Purchase entitled “Not Accepting the Offer”.

Position of Board of Directors	The Board of Directors of Pembina has not made any recommendation with respect to whether Debentureholders should tender Debentures under the Offer. Each Debentureholder must decide whether to tender Debentures under the Offer.

Debentureholders are urged to evaluate carefully all information in this Offer to Purchase and the Circular, to consult their own investment, legal, tax and other professional advisors and to make their own decisions whether to deposit their Debentures with respect to all or any portion of such Debentureholder’s Debentures.

Tax Considerations	Debentureholders should carefully consider the income tax consequences of accepting the Offer. See Section 12 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Further Information on Offer	Any questions or requests for assistance or additional copies of this Offer to Purchase and Circular, may be directed to Pembina at 3800, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1 Attention: Ashley Nuell, Advisor, Investor Relations, (403) 231-3112. Also, copies of the Offer to Purchase, Circular and Debenture Indenture are available on SEDAR at www.sedar.com. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.

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NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF PEMBINA AS TO WHETHER A DEBENTUREHOLDER SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER TO PURCHASE OR THE CIRCULAR. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Debentureholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

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FORWARD-LOOKING INFORMATION

Certain information contained in this Offer to Purchase and Circular may include statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”). In particular, forward-looking information and statements include, but are not limited to: statements regarding Pembina’s business plan; the anticipated benefits of the Arrangement; and the planned dividend policy of Pembina.

The forward-looking information and statements contained in this Offer to Purchase and Circular are based on certain assumptions and analysis made by Pembina in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. By their nature, forward-looking information and statements involve inherent risks and uncertainties and risk that forward-looking information and statements will not be achieved. Undue reliance should not be placed on forward-looking information and statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in the forward-looking information and statements, including those set out below and those detailed elsewhere in this Offer to Purchase and Circular. Such factors include but are not limited to the failure to realize anticipated benefits of the Arrangement; and the other factors discussed in Pembina’s annual information form and management’s discussion and analysis for the year ended December 31, 2011.

Readers are cautioned that the foregoing list is not exhaustive. The information contained in this Offer to Purchase and Circular may identify additional factors that could affect the operating results and performance of Pembina. You are encouraged to carefully consider those factors. The forward-looking information and statements contained in this Offer to Purchase and Circular are made as of the date hereof and Pembina undertakes no obligation to update publicly or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

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DEFINITIONS

In the Offer to Purchase and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“Applicable Securities Legislation” means applicable securities laws (including rules, regulations, policies and instruments enacted thereunder) in each of the Provinces of Canada;

“Arrangement” means the arrangement completed under section 193 of the Business Corporations Act (Alberta) involving Provident, the holders of Provident Shares, Pembina AcquisitionCo Inc. and Pembina Pipeline Corporation;

“Board of Directors” means the board of directors of Pembina;

“Business Day” means any day other than Saturday, Sunday or any other day that the Debenture Trustee in Calgary, Alberta is not generally open for business;

“Change of Control” means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction of an aggregate of 66 2/3% or more of the outstanding common shares of Provident, or securities convertible into or carrying the right to acquire common shares of Provident;

“Change of Control Notice” means the notice of the occurrence of, and circumstances surrounding a Change of Control and the making of the Offer dated April 24, 2012 by Pembina, as required by the Debenture Indenture, and which accompanies this Offer to Purchase and Circular;

“CDS” means CDS Clearing and Depository Services Inc.;

“Circular” means the circular accompanying the Offer to Purchase;

“Debenture Indenture” means the trust indenture among the Trust, Provident and the Debenture Trustee dated as of March 1, 2005, as supplemented on November 15, 2005, November 9, 2010, January 1, 2011, May 10, 2011 and April 2, 2012, providing for the issuance of and governing the Debentures;

“Debentureholder” means the persons entered in the register for Debentures as registered holders of Debentures or any transferees of such persons by endorsement or delivery, and where the context requires, includes a beneficial holder of such Debentures;

“Debentures” means, collectively, the Third Debentures and the Fourth Debentures;

“Debenture Trustee” means Computershare Trust Company of Canada in its capacity as trustee and registrar, conversion agent and paying agent under the Debenture Indenture;

“Fourth Debentures” means the approximately $172.5 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures due December 31, 2018 issued under the Debenture Indenture;

“Global Debenture” means a Debenture that is issued and registered in the name of CDS, for the purpose of being held by or on behalf of CDS as custodian for participants in the electronic book-entry only registry system of CDS;

“Maturity Date” means the maturity date of the Debentures, being December 31, 2017 for the Third Debentures and December 31, 2018 for the Fourth Debentures;

“Offer” means the offer by Pembina to purchase for cash any and all of the approximately $172.5 million aggregate principal amount of outstanding Third Debentures and any and all of the approximately $172.5 million aggregate principal amount of the outstanding Fourth Debentures made hereby for the Total Offer Price on the terms set out in the Change of Control Notice, the Offer to Purchase and the accompanying Circular;

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“Offer to Purchase” means the document setting forth the terms and conditions of the Offer upon the occurrence of a Change of Control pursuant to the Debenture Indenture;

“Offer Expiration Date” means May 31, 2012;

“Offer Expiration Time” means 5:00 p.m. (Calgary time) on the Offer Expiration Date;

“Offer Price” means the making of the Offer at a price equal to 100% of the principal amount thereof;

“Payment Date” means the date on which Pembina deposits with the Debenture Trustee the sums of money sufficient to pay the Total Offer Price in respect of the Debentures validly tendered under the Offer as of the Offer Expiration Date, which date shall be on or before 11:00 a.m. (Calgary time) on the Business Day immediately following the Offer Expiration Date;

“Pembina” means Pembina Pipeline Corporation;

“Pembina DRIP” means Pembina’s Premium DividendTM and Dividend Reinvestment Plan;

“Pembina Shares” means common shares in the capital of Pembina;

“Pre-Arrangement Debentures” means the 5.75% convertible unsecured subordinated debentures of Pembina maturing November 30, 2020;

“Provident” means Provident Energy Ltd.;

“Provident Shares” means common shares in the capital of Provident;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators available on www.sedar.com;

“Tax Act” means the Income Tax Act (Canada);

“Third Debentures” means the approximately $172.5 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures due December 31, 2017 issued under the Debenture Indenture;

“Total Offer Price” means the Offer Price plus accrued and unpaid interest on such Debentures up to, but excluding, the date of acquisition of such Debentures by Provident; and

“TSX” means the Toronto Stock Exchange.

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OFFER TO PURCHASE

To:	The Debentureholders

1.	The Offer

Pembina, pursuant to (i) the terms of the Debenture Indenture, (ii) the terms of the Debentures, and (iii) the accompanying Change of Control Notice, hereby makes the Offer upon the terms of and subject to the conditions set forth in the Change of Control Notice, this Offer to Purchase and the accompanying Circular. The Offer does not apply to the Pre-Arrangement Debentures.

2.	Principal Amount of Debentures Subject to the Offer

Upon the terms and conditions of this Offer to Purchase, Pembina will offer to purchase any and all of the approximately $172.5 million aggregate principal amount of outstanding Third Debentures and any and all of the approximately $172.5 million aggregate principal amount of the outstanding Fourth Debentures, or such lesser aggregate principal amount of Debentures as are validly tendered by Debentureholders at or prior to the Offer Expiration Time.

3.	Offer Expiration Date and Time

In accordance with the Debenture Indenture, the Offer expires at 5:00 p.m. (the “Offer Expiration Time”) (Calgary time) on May 31, 2012 (the “Offer Expiration Date”). А Debentureholder intending to accept the Offer must tender their Debentures to be purchased by Pembina no later than the Offer Expiration Time.

4.	Purchase Price for Debentures

In accordance with the Debenture Indenture, Pembina will purchase all tendered Debentures at the purchase price in cash equal to 100% of the principal amount, so that for each $1,000 principal amount of Debentures validly tendered to the Offer, the Debentureholder will receive $1,000 in cash (the “Offer Price”), plus any accrued and unpaid interest up to, but excluding, the date of acquisition of such Debentures by Pembina (the “Total Offer Price”). The Offer Price is an expressly prescribed amount as set out and defined in the Debenture Indenture, and has not been and will not be in anyway adjusted or varied by Pembina.

5.	Purchase of Debentures

In accordance with the Debenture Indenture, Pembina will take up all Debentures validly tendered by the Offer Expiration Time by providing written notice to the Debenture Trustee.

6.	Payment of Interest on Tendered Debentures

Debentureholders who deposit their Debentures pursuant to the Offer, will receive as part of the Offer Price, a payment from Pembina on account of accrued and unpaid interest on the Debentures, if any, up to but excluding the date of acquisition of such Debentures by Pembina. Interest on Debentures tendered for purchase by Pembina under the Offer will cease to accrue from and after the Offer Expiration Date provided Pembina has deposited the money necessary to satisfy the Total Offer Price in respect of the Debentures with the Debenture Trustee as described herein.

The accrued interest on the Third Debentures up to, but excluding, the Offer Expiration Date is expected to be approximately $23.88 per $1,000 principal amount of Third Debentures. The accrued interest on the Fourth Debentures up to, but excluding, the Offer Expiration Date is expected to be approximately $23.88 per $1,000 principal amount of Fourth Debentures.

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7.	Payment for Tendered Debentures

In accordance with the Debenture Indenture, Pembina will purchase all Debentures validly tendered under the Offer as of the Offer Expiration Date. Pembina will, on or before 11:00 a.m. (Calgary time) on the Business Day immediately following the Offer Expiration Date, deposit with the Debenture Trustee the sum of money required to satisfy the Total Offer Price in respect of the Third Debentures and the Fourth Debentures deposited in acceptance of the Offer. From this amount deposited by Pembina, the Debenture Trustee will pay or cause to be paid to the Debentureholders the Total Offer Price to which they are entitled.

Payment of funds to the Debenture Trustee shall be made by electronic transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreed between Pembina and the Debenture Trustee in order to effect payments to be made hereunder.

The Debenture Trustee will act as paying agent for the tendering Debentureholders for the purpose of receiving payment from Pembina and transmitting such payment to the tendering Debentureholders and receipt of payment by the Debenture Trustee will be deemed to constitute receipt of payment thereof by persons tendering Debentures. From the sums so deposited by Pembina, the Debenture Trustee shall pay or cause to be paid to the tendering Debentureholders, the Total Offer Price, to which they are entitled as soon as practicable following the Offer Expiration Time.

Upon payment of the amounts required to satisfy the Total Offer Price to all validly tendering Debentureholders, the Debenture Trustee shall immediately and concurrently return any remaining funds, less the amount of its fees and expenses, to Pembina via electronic transfer or certified cheque or in the same manner that such funds were received by the Debenture Trustee pursuant to this Section 7.

8.	90% Redemption Right

In accordance with the Debenture Indenture, if 90% or more of the aggregate principal amount of the Third Debentures and/or the Fourth Debentures outstanding on the date Pembina provides the Change of Control Notice and the Offer to Debentureholders have been tendered for purchase pursuant to the Offer at the Offer Expiration Time, Pembina has the right and obligation upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem and shall redeem all of the Third Debentures and/or the Fourth Debentures, as applicable, remaining outstanding at the Offer Expiration Time for the Total Offer Price (the “90% Redemption Right”). For greater certainty, the 90% Redemption Right will apply independently in respect of each of the Third Debentures and the Fourth Debentures.

Upon receipt of notice that Pembina has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Third Debentures and/or the remaining Fourth Debentures, as applicable, the Debenture Trustee shall promptly provide written notice to each Debentureholder holding the Third Debentures and/or the Fourth Debentures that did not previously accept the Offer that:

(a)	Pembina has exercised the 90% Redemption Right and is purchasing all outstanding Third Debentures and/or Fourth Debentures, as applicable, effective on the Offer Expiration Time at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(b)	each such Debentureholder must transfer their Debentures to the Debenture Trustee on the same terms as those Debentureholders that accepted the Offer and must send their respective Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(c)	the rights of such Debentureholder under the terms of the Debentures and the Debenture Indenture cease to be effective as of the Offer Expiration Date provided Pembina has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Debentures shall not be considered to be outstanding and each holder thereof shall not have any right except to receive such Debentureholder’s Total Offer Price upon surrender and delivery of such Debentureholder’s Debentures in accordance with the Debenture Indenture.

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9.	Procedure for Tendering Debentures

As the Debentures are issued in “book-entry only” form by a single Global Debenture for each of the Third Debentures and the Fourth Debentures registered in the name of CDS & Co. (“CDS”), any and all transfers of the Debentures will be made only through the depository service of CDS or through a participant in the depository service of CDS.

Debentureholders who decide to accept the Offer can only do so by tendering their Debentures by following the procedures for book-based transfer of CDS. The Debenture Trustee has established an account at CDS for the purpose of the Offer. Any participant in CDS may cause CDS to make a book-based transfer of Debentures into the Debenture Trustee’s account in accordance with CDS procedures for such transfer. In order to properly and validly tender Debentures to the Offer, a confirmation of the book-based transfer of such Debentures through CDS’s on-line tendering system into the Debenture Trustee’s account at CDS, must be received by the Debenture Trustee at its office in Calgary, Alberta prior to the Offer Expiration Time (the “Tender Break-down Report”), and such Tender Break-down Report must include a record of such transfer of the Debentureholder’s tendered Debentures. Only the tender of Debentures through the CDS book-based transfer system will constitute a valid tender under the Offer. To tender Debentures under the Offer, participants in CDS must contact CDS with respect to the tender of their Debentures under the Offer. CDS will issue further instructions directly to participants as to the method of tendering such Debentures under the Offer, and will provide information on who to contact at CDS with respect to tendering such Debentures.

10.	Partial Tenders

A Debentureholder desiring to tender to the Offer with respect to only a portion of the aggregate principal amount of such Debentureholder’s Debentures may do so, provided that the principal amount of Debentures which is deposited to the Offer is in a denomination of $1,000 or an integral multiple thereof, by depositing a Debenture in the manner described above and indicating the portion of the principal amount thereof that the Debentureholder wishes to deposit to the Offer. With respect to partial deposits, Pembina shall, following the completion of the Offer, issue a new Debenture (via electronic book entry delivery to CDS) to such Debentureholder to evidence the remaining principal amount of the deposited Debenture retained by the Debentureholder.

11.	Deemed Agreement

The proper tender of Debentures pursuant to the procedures described above will constitute a binding agreement between the tendering Debentureholder and Pembina, effective as of the Offer Expiration Time, upon the terms of the Offer. The tendering Debentureholder will be bound by a representation and warranty that such Debentureholder has full power and authority to deposit, sell, assign and transfer Debentures tendered pursuant to the Offer and that if such Debentures are purchased by Pembina, Pembina will acquire good title thereto free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

12.	Deemed Maturity

Debentures which have been tendered to the Offer shall become due and payable at the Total Offer Price on the Offer Expiration Date, in the same manner and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding, and from and after such Offer Expiration Date, if the money necessary to purchase the Debentures shall have been deposited by Pembina as provided in this Offer to Purchase, interest on the Debentures shall cease. If any question shall arise as to whether such deposit is made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

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13.	Cancellation of Debentures

Subject to the provisions above related to partial tenders of Debentures, all Debentures purchased by Pembina pursuant to the Offer shall forthwith be cancelled by the Debenture Trustee and no Debentures shall be issued in substitution therefor.

14.	Withdrawal Rights

Except as otherwise provided in this Section 14, all tendered Debentures to the Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any tendered Debentures may be withdrawn by or on behalf of the depositing Debentureholder:

(a)	at any time up to and including the Offer Expiration Time;

(b)	at any time where the Debentures have not been taken up by Pembina prior to the receipt by the Debenture Trustee of an effective notice of withdrawal in respect of such tendered Debentures;

(c)	if the Debentures have not been paid for by Pembina within three business days of Pembina taking up the Debentures; or

(d)	at any time before the expiration of 10 days from the date upon which a notice of variation or change concerning the Offer is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such tendered Debentures have not been taken up by Pembina at the date of the notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Debenture Trustee at the place of tender of the relevant Debentures. Any such notice of withdrawal must (i) be delivered pursuant to the book-entry system of CDS, and (ii) specify the principal amount of Debentures to be withdrawn and the name of the registered holder of the Debentures. The withdrawal will take effect upon actual receipt by the Debenture Trustee of the properly completed notice of withdrawal. A withdrawal of Debentures pursuant to the Offer can only be accomplished in accordance with the foregoing procedure.

All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal shall be determined by Pembina in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on Pembina, the Debenture Trustee or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give such notice.

Any Debentures properly withdrawn will thereafter be deemed not validly tendered for the purposes of the Offer. However, withdrawn Debentures may be re-tendered at any subsequent time prior to the Offer Expiration Time by again following the procedures described in Section 7 of the Offer to Purchase entitled “Procedure for Tendered Debentures”.

If Pembina is delayed in taking up or paying for the Debentures or is unable to take up or pay for Debentures for any reason, then, without prejudice to Pembina’s other rights under the Offer, the Debenture Trustee may, subject to applicable law, retain on behalf of Pembina all tendered Debentures, and such Debentures may not be withdrawn except to the extent that the Debentureholders are entitled to withdrawal rights as set forth in this Section 14 or pursuant to applicable law.

15.	Not Accepting the Offer

Subject to the 90% Redemption Right, Debentures of Debentureholders who do not accept the Offer will remain outstanding and will continue to accrue interest until the Maturity Date, or until earlier redeemed in accordance with their terms. All other rights and obligations of Pembina and Debentureholders pursuant to the Debenture Indenture will continue to remain in effect and unchanged. Copies of the Debenture Indenture may be obtained upon request at no charge from Pembina at 3800, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1 Attention: Ashley Nuell, Advisor, Investor Relations, (403) 231-3112. Copies are also available on SEDAR at www.sedar.com under the profiles of Provident and Pembina, as applicable.

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Interest

Holders of Third Debentures will continue to earn interest at the rate of 5.75% per annum payable semi-annually in arrears (less any tax required by law to be deducted) on June 30 and December 31 in each year. Holders of Fourth Debentures will continue to earn interest at the rate of 5.75% per annum payable semi-annually in arrears (less any tax required by law to be deducted) on June 30 and December 31 in each year.

Conversion

The Debentures will continue to be convertible into Pembina Shares at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date, and the Business Day immediately preceding the date specified by Pembina for redemption of the Debentures at a conversion price of $24.94 per Pembina Share for the Third Debentures and at a conversion price of $29.53 per Pembina Share for the Fourth Debentures, being a conversion rate of 40.0962 Pembina Shares and 33.8639 Pembina Shares, respectively, for each $1,000 principal amount converted, subject to adjustment as provided in the Debenture Indenture. Debentureholders converting their Debentures will receive accrued and unpaid interest thereon to, but excluding, the date of conversion.

Redemption

At any time prior to the Maturity Date, the Debentures may be redeemed, in whole or in part, from time to time at the option of Pembina on not more than 60 days and not less than 30 days notice, for the amount payable on the applicable redemption date fixed for such Debenture pursuant to the terms of the Debenture Indenture (the “Redemption Price”) plus accrued and unpaid interest thereon, if any, to the date of redemption.

Payment upon Redemption or Maturity

On redemption or at the Maturity Date, Pembina may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to regulatory approval, elect to satisfy its obligation to pay the applicable Redemption Price or the principal amount of the Debentures by issuing and delivering that number of Pembina Shares freely tradeable in Canada obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Pembina Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

16.	Position of the Board of Directors

The Board of Directors of Pembina has not made any recommendation with respect to whether Debentureholders should tender Debentures under the Offer. Each Debentureholder must decide whether to tender Debentures under the Offer. Debentureholders are urged to evaluate carefully all information in this Offer to Purchase and the Circular, to consult their own investment, legal, tax and other professional advisors and to make their own decisions whether to deposit their Debentures with respect to all or any portion of such Debentureholder’s Debentures.

17.	Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in the registers maintained in respect of the Debentures by the Debenture Trustee, and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of Pembina to give or mail any notice due to anything beyond the reasonable control of Pembina shall not invalidate any action or proceeding founded thereon.

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If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, Pembina shall give such notice by publication at least once in the Cities of Calgary and Toronto (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city. Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.

18.	Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of the Debenture Indenture shall be valid and effective if delivered to the Debenture Trustee at its principal office in the City of Calgary, at 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Manager, Corporate Trust or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

19.	Other Terms of the Offer

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Pembina other than as contained herein or in the accompanying Circular, and if any such information or representation is given or made, it must not be relied upon as having been authorized by Pembina.

Pembina, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Offer to Purchase, the validity of any acceptance of the Offer and the validity of any withdrawals of Debentures.

The Offer is not being made to nor will deposits be accepted from or on behalf of Debentureholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Pembina may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Debentureholders in any such jurisdiction.

DATED as of April 24, 2012.

PEMBINA PIPELINE CORPORATION

(Signed) “R.B. Michaleski”

Chief Executive Officer

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CIRCULAR

This Circular is furnished in connection with the accompanying Change of Control Notice and Offer to Purchase of Pembina. The terms and conditions of the Offer to Purchase are incorporated in and form part of this Circular. Debentureholders should refer to the Offer to Purchase in conjunction with this Circular for additional details of the terms and conditions of the Offer. All information contained herein is as at April 16, 2012 unless otherwise stated.

1.	Pembina Pipeline Corporation

Pembina is a corporation governed by the Business Corporations Act (Alberta) that, directly or indirectly through its subsidiaries, owns interests in a diversified base of long life energy infrastructure consisting of conventional oil and natural gas liquids pipeline systems and related facilities, contract-based oil sands pipeline systems and related facilities and other terminalling, storage and hub facilities and services and infrastructure, and a midstream and marketing business including a 50% interest in an underground ethylene storage facility and certain gas gathering and processing facilities. Pembina’s business is structured into four key business units: conventional pipelines, oil sands and heavy oil, midstream and marketing and gas services.

Pembina is a reporting issuer or the equivalent in each of the provinces of Canada. The Pembina Shares are listed and posted for trading on the TSX under the symbol “PPL” and on the New York Stock Exchange under the symbol “PBA”. The Pre-Arrangement Debentures are listed and posted for trading on the TSX under the symbol “PPL.DB.C”.

The head and principal office of Pembina is located at 3800, 525 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1 and its registered office is located at Suite 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8.

2.	Source of Funds

The maximum amount of cash required to satisfy the Total Offer Price in respect of the purchase of all of the Debentures for which the Offer is made would be approximately $345 million (excluding accrued interest on such Debentures up to, but excluding, the Offer Expiration Date). These funds will be provided from Pembina’s existing credit facilities.

3.	Background and Reasons for the Offer

Pembina and Provident entered into an arrangement agreement dated January 15, 2012 providing for the acquisition by Pembina of all of the issued and outstanding Provident Shares by way of a plan of arrangement pursuant to section 193 of the Business Corporations Act (Alberta). Holders of Provident Shares received 0.425 of a Pembina Share for each Provident Share held pursuant to the Arrangement. Under the Arrangement, Pembina assumed all of Provident’s rights and obligations under the Debenture Indenture, including all of its rights and obligations with respect to the Debentures. Following completion of the Arrangement, Debentureholders are entitled to receive Pembina Shares, rather than Provident Shares, on the basis of 0.425 of a Pembina Share in lieu of each Provident Share which they were previously entitled to receive, on conversion of the Debentures. All other terms and conditions of the Debenture Indenture continue to apply. As a result, following closing of the Arrangement, Debentureholders who wish to convert their Third Debentures and Fourth Debentures are entitled to receive 40.0962 Pembina Shares (being a conversion price of $24.94 per Pembina Share) and 33.8639 Pembina Shares (being a conversion price of $29.53 per Pembina Share), respectively, for each $1,000 principal amount converted, subject to adjustment in certain events as provided in the Debenture Indenture. The Arrangement was completed on April 2, 2012, and constituted a Change of Control under the Debenture Indenture, triggering certain legal obligations pursuant to the Debenture Indenture.

As a result of the Change of Control, and pursuant to the Debenture Indenture, Pembina is required within 30 days of such Change of Control to deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to Debentureholders, the Change of Control Notice together with the Offer made in accordance with the requirements of Applicable Securities Legislation, at the Total Offer Price, which Offer shall be open for acceptance for not less than 35 days. The Offer expires at 5:00 p.m. (Calgary Time) on May 31, 2012.

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4.	Trading in Debentures

The Third Debentures and the Fourth Debentures were listed and posted for trading on the TSX under the symbols PVE.DB.E and PVE.DB.F, respectively, until the close of trading on April 5, 2012, and subsequently upon Pembina’s supplemental listing becoming effective on April 9, 2012, the Third Debentures and the Fourth Debentures were listed and posted for trading on the TSX under the symbols PPL.DB.E and PPL.DB.F, respectively. The volume of trading and the high and low closing prices of the Debentures on the TSX are set forth in the following table for the periods indicated:

Third Debentures

Period	High ($)	Low ($)	Volume

2011
January	101.00	99.69	49,730
February	102.00	100.60	149,390
March	103.80	101.00	32,340
April	104.00	102.00	44,310
May	103.49	101.00	44,880
June	103.60	96.00	44,510
July	101.78	100.06	11,809
August	102.25	96.00	54,000
September	101.00	99.00	28,570
October	102.25	97.00	62,500
November	103.55	100.50	27,590
December	104.75	102.36	31,130

2012
January	114.50	104.00	578,080
February	119.43	113.00	221,250
March	117.99	112.83	43,170
April 1 – 16	122.00	115.78	106,960

Fourth Debentures

Period	High ($)	Low ($)	Volume

2011(1)
May	101.00	99.50	195,850
June	100.69	99.50	35,990
July	100.35	99.65	17,200
August	100.00	95.00	16,930
September	99.79	98.00	11,810
October	99.49	92.33	17,300
November	100.90	98.50	38,750
December	101.99	99.50	37,850

2012
January	106.00	101.00	311,100
February	108.49	105.50	147,180
March	108.50	104.70	95,150
April 1 – 16	111.82	105.01	57,120

Note:

(1)	The Fourth Debentures commenced trading on the TSX on May 10, 2011.

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The closing price of the Third Debentures and the Fourth Debentures on the TSX on April 16, 2012 was $121.54 and $109.70, respectively.

5.	Benefits from the Offer

No director or executive office of Pembina, any person or company holding more than 10% of any class of equity securities of Pembina, or to the knowledge of such directors and executive officers, after reasonable inquiry, any associate or affiliate of such persons, nor any person or company acting jointly or in concert with Pembina will receive any direct or indirect benefit as a consequence of their acceptance or refusal to accept the Offer.

6.	Material Changes in the Affairs of Pembina

Other than as disclosed herein and in other public disclosure filed pursuant to Applicable Securities Legislation, there have been no material changes in the affairs of Pembina.

7.	Arrangements between Pembina and its Securityholders

There are no contracts, agreements or understandings, formal or informal between Pembina and any securityholder, director or officer of Pembina in relation to the Offer or any person or company with respect to any securities of Pembina in relation to the Offer.

8.	Prior Sales

Pembina has not issued or sold any Pembina Shares or securities convertible into Pembina Shares during the 12 months prior to April 16, 2012 other than as set forth below.

(a)	An aggregate of 7,704 Pembina Shares were issued at a deemed conversion price of $28.55 per Pembina Share upon the conversion of $0.2 million principal amount of the Pre-Arrangement Debentures.

(b)	An aggregate of 1,587,751 Pembina Shares were issued pursuant to the Pembina DRIP at a weighted average issue price of $26.69 per Pembina Share for aggregate consideration of approximately $42.4 million.

(c)	An aggregate of 751,995 Pembina Shares were issued upon the exercise of stock options granted pursuant to Pembina’s stock option plan at a weighted average exercise price of $15.65 per option for aggregate consideration of approximately $11.8 million.

9.	Financial Statements

The audited annual consolidated financial statements of Pembina for the year ended December 31, 2011 are available on SEDAR at www.sedar.com. Copies of any such statements may also be obtained by Debentureholders, without charge, upon request to Pembina at 3800, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1 Attention: Ashley Nuell, Advisor, Investor Relations, (403) 231-3112.

10.	Original Issuance of Debentures

The Third Debentures were issued on November 9, 2010 and November 16, 2010 pursuant to the Debenture Indenture in the aggregate principal amount of $172.5 million. The Fourth Debentures were issued on May 10, 2011 and May 13, 2011 pursuant to the Debenture Indenture in the aggregate principal amount of $172.5 million.

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11.	Dividend Policy

Following completion of the Arrangement, Pembina has increased the amount of its monthly dividend, beginning with the dividend payable on May 15, 2012 to holders of Pembina Shares of record on April 25, 2012, to $0.135 per Pembina Share per month. All decisions with respect to the declaration of dividends on the Pembina Shares will be made by the Board of Directors on the basis of Pembina’s earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by Pembina, commodity prices and access to capital markets, as well as the satisfaction of liquidity and solvency tests imposed by the Business Corporations Act (Alberta) on corporations for the declaration and payment of dividends.

12.	Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, the following summary accurately describes the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder (the “Regulations”) generally applicable to a Debentureholder who disposes of a Debenture pursuant to the Offer and who, for purposes of the Tax Act and at all relevant times, (i) is not exempt from tax under the Tax Act, (ii) holds their Debentures as capital property, and (iii) deals at arm’s length and is not affiliated with Pembina. Generally, the Debentures will be considered to be capital property to a Debentureholder provided that the Debentureholder does not use or hold, and is not deemed to use or hold, the Debentures in the course of carrying on a business and has not acquired the Debentures in one or more transactions considered to be an adventure in the nature of trade. Certain Debentureholders resident in Canada who might not otherwise be considered to hold their Debentures as capital property may, in certain circumstances, be entitled to have the Debentures and every other “Canadian Security” (as defined in the Tax Act) owned by the Debentureholder treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. A Debentureholder considering making such an election should consult its own tax advisor.

This summary is not applicable to (i) a holder that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) a holder an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iii) a holder that is a “specified financial institution” as defined in the Tax Act or (iv) a holder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act. Any such Debentureholder should consult its own tax advisor with respect to the Offer.

The summary is based on the current provisions of the Tax Act, the Regulations and counsel’s understanding of the current administrative practices published by the Canada Revenue Agency and takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Debentureholder. Debentureholders should consult their own tax advisors as to the tax consequences of the Offer having regard to their own particular circumstances.

Debentureholders Resident In Canada

The following discussion applies to a Debentureholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is resident or is deemed to be resident in Canada (a “Resident Holder”).

The disposition of Debentures by a Resident Holder pursuant to the Offer will generally result in the Resident Holder realizing a capital gain (or a capital loss) on the disposition of the Debentures equal to the amount by which the Resident Holder’s proceeds of disposition (other than the portion that represents accrued interest), net of any reasonable costs of disposition, are greater than (or are less than) the adjusted cost base to the Resident Holder of the Debentures immediately before the disposition.

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Upon the disposition, any interest paid to a Resident Holder, or interest which has accrued on the Debentures to the date of disposition and which would otherwise be payable after that date or amounts deemed under the Tax Act to be interest, must be included in computing the income of the Resident Holder except to the extent it was included in the income of the Resident Holder for a previous year.

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder may normally be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be subject to a refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains.

Debentureholders Not Resident in Canada

The following discussion applies to a Debentureholder who, at all relevant times, for purposes of the Tax Act, the Regulations and any applicable income tax treaty or convention, (i) is neither resident nor deemed to be resident in Canada, (ii) does not, and is not deemed to, use or hold the Debentures in carrying on a business in Canada, and (iii) is not an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Debenture unless the Debenture constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. As long as the Pembina Shares are then listed on a designated stock exchange (which currently includes the TSX), the Debentures generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (i) at any time during the 60-month period immediately preceding the disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Pembina, and (ii) at any time during such 60-month period more than 50% of the fair market value of the Pembina Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties.

A Non-Resident Holder will not be subject to Canadian withholding tax in respect of interest on the Debentures.

13.	Expenses of Offer

Pembina expects to incur expenses of approximately $30,000 in connection with the Offer including fees to the Debenture Trustee, filing fees, legal, accounting and printing expenses.

14.	Depositary

Pembina has appointed Computershare Trust Company of Canada to act as trustee and registrar of the Debentures, and paying agent under the Debenture Indenture for: (i) the receipt from Pembina of cash to be paid in consideration of the Debentures acquired by Pembina under the Offer as agent for the relevant Debentureholders; and (ii) transmitting such cash to such Debentureholders, as agent for such Debentureholders.

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15.	General

Debentureholders should rely only on the information contained in the Offer to Purchase and the Circular. Pembina has not authorized anyone to provide Debentureholders with information or make any representation on its behalf in connection with the Offer other than those contained in the Offer to Purchase and the Circular. If given or made, Debentureholders should not rely on that information or representation as having been authorized by Pembina.

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CONSENT OF BLAKE, CASSELS & GRAYDON LLP

To:	The Board of Directors of Pembina Pipeline Corporation

We hereby consent to the inclusion of our name in the section entitled “Certain Canadian Federal Income Tax Considerations” in the Circular dated April 24, 2012 accompanying the offer made by Pembina to the holders of its 5.75% convertible unsecured subordinated debentures due December 31, 2017 and December 31, 2018 and the reference to our opinion contained therein.

(Signed) Blake, Cassels & Graydon LLP

Calgary, Alberta

April 24, 2012

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